Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: December 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                            No   X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                 Exhibit Index
                                 -------------


1.   Press Release issued December 5, 2003 regarding Comprehensive Refinancing
     Plan.

                                    EXHIBIT 1
                                    ---------

     SGL Carbon resolves strengthening of equity base and long-term capital measures/Ad hoc notification pursuant to ss.15, German Securities Trading Act

WIESBADEN, December 05, 2003. The Executive Committee of SGL Carbon AG has resolved, with the consent of the Supervisory Board, to implement a comprehensive re-financing plan designed to strengthen the company's equity base and secure mid-/long-term financing. The financing plan consists of a capital increase and senior and subordinated debt. The total financing plan will generate proceeds of approximately (euro) 830 million and is expected to be completed in early to mid-February 2004. This financing plan is designed to provide SGL Carbon with a broad financial base.

SGL Carbon has called an extraordinary shareholders' meeting for January 15, 2004, to seek shareholder approval for the capital increase with subscription rights for shareholders. SGL Carbon has appointed an international bank syndicate to implement the capital increase and rights issue that has agreed to fully underwrite approximately 33 million shares at a minimum subscription price of (euro) 6 per share, subject to customary conditions. The minimum subscription price represents an approximately 50% discount to the volume weighted average share price of the last thirty days. The company expects to receive cash proceeds from this capital increase with subscription rights for shareholders in an amount of at least (euro) 200 million.

The senior debt will be comprised of a (euro) 330 million syndicated loan facility, which has a term of up to six years and will replace the syndicated facility that we established at the end of 2002. The subordinated debt is expected to be comprised of a long-term bond generating proceeds of up to (euro) 300 million which will be backstopped through a subordinated bridge loan facility. Subject to the successful completion of the capital increase and the fulfillment of customary conditions, the bank syndicate has committed to provide the funds under the new syndicated credit facility and to back up the subordinated debt with a bridge loan.

Information and explanations from the issuers for this ad-hoc announcement:

No distribution in the U.S.A., Canada, Japan and Australia: This press release and the information contained herein is not being distributed, and is not for distribution, in the United States of America, to U.S. persons (including legal entities), or to publications with a general circulation in the United States, Canada, Japan and Australia.

No offer:
This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements. The securities of SGL Carbon described herein have not been and will not be registered under the U.S. securities laws. The rights will not be available to U.S. persons, and the offering will not be directed at those persons.

Forward-looking statements:

This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include, among others, changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets, fluctuations in exchange rates and changes in national and supranational law, particularly with regard to tax regulations. The company assumes no obligation to update future statements.



For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Mobile: +49 170  540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft



Date: December 5, 2003               By:    /s/ Robert J. Kohler
                                            ------------------------------------
                                     Name:  Robert J. Koehler
                                     Title: Chairman of the Board of Management


                                     By:    /s/ Dr. Bruno Toniolo
                                            ------------------------------------
                                     Name:  Dr. Bruno Toniolo
                                     Title: Member of the Board of Management